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PROSPECTUS SUPPLEMENT                         FILED PURSUANT TO RULE 424(b)(3)
To Prospectus Dated March 31, 1999                  REGISTRATION NO. 333-74725

                                3,000,000 Shares

                                  PROVANT, INC.

                                  Common Stock


         This Prospectus Supplement supplements our Prospectus dated March 31, 1999 that forms a part of our Registration Statement on Form S-4 (File No. 333-74725) by providing our consolidated results of operations for the three- and nine-month periods ended March 31, 1999, together with comparable pro forma combined results for the three- and nine-month periods ended March 31, 1998. This information comes from unaudited financial statements that management thinks reflect all adjustments (consisting of normal recurring adjustments) necessary to present the information fairly. The operating results for the three- and nine-month periods ended March 31, 1999 do not necessarily indicate results to be expected for any future period. This Supplement should be read in conjunction with the Prospectus.

        On April 23, 1999, we acquired Project Management Services, Inc., a company based in Atlanta, Georgia that provides project implementation services including on-site project management, skill building, training, mentoring and internal process development. Since our initial public offering in May 1998, we have acquired eight businesses. Each acquisition was accounted for under the purchase method of accounting. The aggregate purchase price of these acquisitions consisted of $43.5 million in cash, $1.0 million in notes and 2,729,339 shares of common stock (valued for purposes of purchase accounting at approximately $40.3 million). Of these shares, 929,991 shares have been issued to date under the Registration Statement of which this Prospectus forms a part. The former owners of all but one of these businesses are entitled to receive contingent consideration based upon the future performance of these businesses. For accounting purposes, any contingent consideration paid in these acquisitions will be treated as additional purchase price.

         We regularly review potential acquisition candidates and have held preliminary discussions with a number of such candidates. In addition, at any given time we may have entered into one or more letters of intent or purchase agreements to acquire such acquisition candidates.



                    [See operating results on next page.]




              The date of this Prospectus Supplement is May 10, 1999.


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                                  PROVANT, INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                      (In thousands, except per share data)




                                      Three Months Ended March 31,                   Nine Months Ended March 31,

                                             1999                   1998                   1999                    1998
                                             ----                   ----                   ----                    ----
                                                                   Pro Forma                                      Pro Forma
                                           Historical              Combined               Historical               Combined




Total revenue.........................       $36,213                $19,945                  $91,663                  $55,903

Cost of revenue.......................        15,022                  8,475                   38,484                   24,423
                                       -------------          -------------             ------------             ------------
Gross profit..........................        21,191                 11,470                   53,179                   31,480
Selling, general and
administrative expenses...............        15,574                  8,569                   40,333                   24,366
                                       -------------          -------------             ------------             ------------
Income from operations before
goodwill amortization.................         5,617                  2,901                   12,846                    7,114
Goodwill amortization.................           699                    334                    1,672                    1,001
                                       -------------          -------------             ------------             ------------
Income from operations................         4,918                  2,567                   11,174                    6,113
Interest income (expense), net .                  30                      3                    (178)                        2
                                       -------------          -------------             ------------             ------------
Income before income taxes............         4,948                  2,570                   10,996                    6,115
Provision for income taxes............         2,259                  1,162                    5,068                    2,846
                                       -------------          -------------             ------------             ------------
Net income............................        $2,689                 $1,408                   $5,928                   $3,269
                                       =============          =============             ============             ============
Earnings per common share:
Basic.................................        $ 0.19                 $ 0.14                   $ 0.49                   $ 0.33
                                       =============          =============             ============             ============
Diluted...............................        $ 0.18                 $ 0.14                   $ 0.46                   $ 0.32
                                       =============          =============             ============             ============
Weighted average common shares outstanding:
Basic.................................        14,310                  9,796                   12,045                    9,796
                                       =============          =============             ============             ============
Diluted...............................        15,307                 10,169                   12,914                   10,169
                                       =============          =============             ============             ============


The unaudited pro forma combined statement of operations gives effect to the following as if they had occurred on July 1, 1997: (i) the combination of PROVANT's seven founding companies, (ii) the consummation of PROVANT's May 1998 IPO and the application of the IPO proceeds, (iii) acquisitions completed by one of the founding companies, (iv) a provision for income tax for those of PROVANT's founding companies that previously were taxed as S corporations, and
(v) the compensation differential between the salary, bonuses and benefits that the founding companies' principals had been receiving and what they agreed to receive prospectively in connection with the combination.